Filed Pursuant to Rule 433

Registration No. 333-275976

January 7, 2026

Pricing Term Sheet

FINAL PRICING TERMS OF THE REPUBLIC OF TÜRKİYE USD 2,000,000,000 6.300% NOTES DUE March 14, 2033 AND USD 1,500,000,000 6.875% NOTES DUE January 14, 2038

ISSUER:	The Republic of Türkiye

SECURITIES:	USD 2,000,000,000 6.300% Notes due March 14, 2033	USD 1,500,000,000 6.875% Notes due January 14, 2038

PRICING DATE:	January 7, 2026

ISSUE FORMAT:	Global (SEC Registered) Offering

ISSUE SIZE:	USD 2,000,000,000	USD 1,500,000,000

PRICE TO PUBLIC:	99.726%	99.798%

TOTAL FEES:	USD 1,400,000 (0.07%)	USD 1,050,000 (0.07%)

NET PROCEEDS TO ISSUER:	USD 1,993,120,000	USD 1,495,920,000

RE-OFFER YIELD:	6.350%	6.900%

COUPON:	6.300%	6.875%

MATURITY DATE:	March 14, 2033	January 14, 2038

SPREAD TO BENCHMARK US TREASURY:	244.7 bps	276.2bps

BENCHMARK US TREASURY:	UST 3.875% due December, 2032	UST 4.000% due November, 2035

BENCHMARK US TREASURY YIELD:	3.903%	4.138%

DENOMINATIONS:	USD 200,000 / USD 1,000	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	September 14 and March 14, beginning on March 14, 2026	July 14 and January 14, beginning on July 14, 2026

CUSIP / ISIN:	900123DT4 / US900123DT49	900123DU1 / US900123DU12

GOVERNING LAW:	The Notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the Notes, which will be governed by the laws of The Republic of Türkiye.

EXPECTED LISTING:	Luxembourg Stock Exchange (Regulated Market)

LEAD-MANAGERS/ BOOKRUNNERS:	Abu Dhabi Commercial Bank PJSC BNP PARIBAS Citigroup Global Markets Limited Goldman Sachs International Standard Chartered Bank

SETTLEMENT DATE:	Expected January 14, 2026 (T+5) through the book-entry facilities of The Depository Trust Company

MiFID II/UK MiFIR MANUFACTURER TARGET MARKET:	Professional clients and eligible counterparties (subject to any applicable selling restrictions) (all distribution channels)

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll free Abu Dhabi Commercial Bank at +971 23050868, BNP PARIBAS at +1-800-854-5674, Citigroup Global Markets Limited at +44 20 7986 9000, Goldman Sachs International at +1-866-471-2526 or Standard Chartered Bank at +44 207 885 5739.

The preliminary prospectus supplement relating to the Notes is available under the following link: https://www.sec.gov/Archives/edgar/data/869687/000119312526005987/d55131d424b5.htm

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